SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) of the

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

HITTITE MICROWAVE CORPORATION

(Name of Subject Company)

HITTITE MICROWAVE CORPORATION

(Name of Person Filing)

Common Stock, $0.01 par value per share

(Title Class of Securities)

43365Y104

(CUSIP Number of Class of Securities)

Rick D. Hess

Chief Executive Officer

Hittite Microwave Corporation

2 Elizabeth Drive

Chelmsford, Massachusetts 01824

(978) 250-3343

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Robert W. Sweet, Jr.

Foley Hoag LLP

Seaport West

155 Seaport Boulevard

Boston, Massachusetts 02210

(617) 832-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission on June 23, 2014 (as heretofore amended, and as amended hereby, the “Schedule 14D-9”), which relates to the offer by BBAC Corp., a Delaware corporation (the “Purchaser”), a direct wholly owned subsidiary of Analog Devices, Inc., a Massachusetts corporation (“Analog Devices”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (each, a “Share”), of Hittite Microwave Corporation, a Delaware corporation (“Hittite”), at a price of $78.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) originally filed by Analog Devices and the Purchaser with the Securities and Exchange Commission on June 23, 2014. This amendment is being filed on behalf of the Company. Capitalized terms used and not otherwise defined in this Amendment shall have the respective meanings assigned to such terms in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 4. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end of the first paragraph under the heading “Antitrust Matters,” which paragraph begins on page 51 of the Schedule 14D-9 as set forth below:

“On July 18, 2014, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition of the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hittite Microwave Corporation

By:	/s/ Rick D. Hess
Name: Rick D. Hess Title: Chief Executive Officer and President

Dated: July 21, 2014

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